EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except As Indicated)
(Unaudited)

Three Months Ended March 31, 2011
Earnings:
Income before income taxes	$899

Add:
Interest on indebtedness and amortization of debt expense discount or premium	17
Portion of rents representative of interest factor	18
Less:
Gain on equity investments	(1)
Income as adjusted	$933
Fixed Charges:
Interest on indebtedness and amortization of debt expense discount or premium	$17
Portion of rents representative of interest factor	18
Capitalized interest	—
Total fixed charges	$35
Ratio of earnings to fixed charges	26.7